Exhibit 99.3

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

ELLOMAY CAPITAL LTD.	2023 Annual General Meeting of Shareholders December 11, 2023, 3:00 p.m., Israel time This Proxy is Solicited On Behalf Of The Board Of Directors

Please Be Sure To Mark, Sign, Date and Return Your Proxy Card in the Envelope Provided

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

PROXY

ELLOMAY CAPITAL LTD.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 11, 2023

The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Adv. Odeya Brick-Zarsky and Adv. Guy Eizenberg (each of them, or any substitute, hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, as designated on the reverse side, all ordinary shares, NIS 10.00 nominal value per share, of the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of the Company at 18 Rothschild Boulevard, 1st Floor, Tel-Aviv 6688121, Israel, on Monday, December 11, 2023, at 3:00 p.m., Israel time (the “Meeting”), and any adjournment(s) or postponement(s) thereof, and hereby revoking any prior proxies to vote said shares, upon the following items     of business and related resolutions as more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged) (the “Proxy Statement”):

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, AS THE CASE MAY BE AND AS DESCRIBED IN THE PROXY STATEMENT AND IN THE PROXY CARD, IN CONNECTION WITH THE APPROVAL OF PROPOSALS 2a, 3a, 5a, 6a, 7a, 8a, 9a AND 10a BY MARKING ITEMS 2b, 3b, 5b, 6b, 7b, 8b, 9b AND 10b AS APPLICABLE, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSALS. IF YOU FAIL TO MARK ITEMS 2b, 3b, 5b, 6b, 7b, 8b, 9b AND 10b, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO THE SPECIAL MAJORITY REQUIRED FOR THE RELEVANT PROPOSAL, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSAL IS MARKED. IF YOU PROPERLY MARK ITEMS 2b, 3b, 5b, 6b, 7b, 8b, 9b OR 10b, AND NO DIRECTION IS MADE UNDER THE RELEVANT PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE RELEVANT UNDIRECTED PROPOSALS. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

With respect to any additional matters as may properly come before the Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with the recommendation of the Company’s Board of Directors.

(Continued, and to be marked, dated and signed, on the other side)

2023 Annual General Meeting of Shareholders ELLOMAY CAPITAL LTD. 18 Rothschild Boulevard, 1st Floor Tel-Aviv 6688121, Israel To be held on December 11, 2023, 3:00 p.m., Israel time

PROXY
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS	Please mark your votes like this	☒

1.
To reelect four members of the Board of Directors to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:
							YES	NO
		FOR	AGAINST	ABSTAIN	6b.	In connection with Proposal 6a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐
	(a) Shlomo Nehama	☐	☐	☐
	(b) Ran Fridrich	☐	☐	☐
	(c) Anita Leviant	☐	☐	☐
	(d) Ehud Gil	☐	☐	☐			FOR	AGAINST	ABSTAIN
		FOR	AGAINST	ABSTAIN	7a.	To approve the grant of options to Mr. Ehud Gil as set forth in Item 7 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐
2a.	To reelect Mr. Daniel Vaknin as an external director for a second term of three years, commencing December 20, 2023.	☐	☐	☐
		YES	NO				YES	NO
2b.
In connection with Proposal 2a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		☐	☐		7b.	In connection with Proposal 7a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
3a.	To elect Ms. Dorit Ben Simon as an external director for a first term of three years, commencing December 20, 2023.	☐	☐	☐	8a.	To approve the extension of the exemption to Mr. Ehud Gil as set forth in Item 8 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐
		YES	NO
3b.
In connection with Proposal 3a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		☐	☐				YES	NO
					8b.	In connection with Proposal 8a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
4.
To approve the terms of service of the external directors and the update  to  the terms of service of non-executive directors, as set forth in Item 4 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.
		☐	☐	☐	9a.	To approve the Updated Compensation Policy attached to the Proxy Statement as Exhibit A.	☐	☐	☐
							YES	NO
					9b.	In connection with Proposal 9a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐
		FOR	AGAINST	ABSTAIN
5a.	To approve the grant of options to the external directors as set forth in Item 5 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐			FOR	AGAINST	ABSTAIN
					10a.	To approve the updated terms of employment of Mr. Asaf Nehama as set forth in the Proxy Statement and to determine that this resolution is for the benefit of the Company.	☐	☐	☐
		YES	NO
5b.
In connection with Proposal 5a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal (excluding a personal interest that is not related to a relationship with a controlling shareholder) and, if you indicate YES, please provide details.
		☐	☐				YES	NO
					10b.	In connection with Proposal 10a, please indicate whether you are a controlling shareholder or have a personal interest in the Proposal and, if you indicate YES, please provide details.	☐	☐

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
6a.	To approve the terms of service of Mr. Ehud Gil, as set forth in Item 6 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.	☐	☐	☐	11.
To reappoint Somekh Chaikin, a member of KPMG International, as the independent auditors of the Company for the fiscal year ending December 31, 2023, and until the next annual general meeting of shareholders, and that the Board of Directors, following the approval of the Audit Committee, be, and it hereby is, authorized to approve the payment of fees of said independent auditors, considering the volume and nature of their services.
							☐	☐	☐

CONTROL NUMBER

Signature______________________________________Signature, if held jointly______________________________________Date____________________,2023.
Note: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal, if any, affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name.